UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
AND SIMILAR PLANS PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2023

OR

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from                             to

Commission file number  1-8962

The Pinnacle West Capital Corporation Savings Plan
(Full title of the plan)

Pinnacle West Capital Corporation
(Name of issuer)

400 North Fifth Street
P.O. Box 53999
Phoenix, Arizona 85072-3999
(Address of issuer’s principal executive office)

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTE:  Supplemental schedules required by section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Investment Management Committee and
Benefit Administration Committee of The Pinnacle West
Capital Corporation Savings Plan and Plan Participants:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of The Pinnacle West Capital Corporation Savings Plan (the "Plan") as of December 31, 2023 and 2022, the related statement of changes in net assets available for benefits for the year ended December 31, 2023, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the year ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedule

The supplemental schedule of assets (held at end of year) as of December 31, 2023, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ DELOITTE & TOUCHE LLP

Tempe, Arizona
June 14, 2024

We have served as the auditor of the Plan since 1979.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2023 AND 2022

	2023	2022
ASSETS:
Participant-directed investments at fair value (Notes 2 and 5)	$1,318,615,204	$1,134,386,348
Participant-directed investments at contract value (Notes 2 and 4)	116,750,080	134,903,912
Total investments	1,435,365,284	1,269,290,260
Receivables:
Notes receivable from participants (Note 1)	21,718,223	20,555,914
Participant contributions	1,598,239	1,257,016
Employer contributions	499,276	392,942
Other receivables	15,573,354	9,234,515
Total receivables	39,389,092	31,440,387
Total assets	1,474,754,376	1,300,730,647
LIABILITIES:
Payable for securities purchased	9,144,996	7,761,731
Accrued administrative expenses	323,366	300,067
Total liabilities	9,468,362	8,061,798
NET ASSETS AVAILABLE FOR BENEFITS	$1,465,286,014	$1,292,668,849

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2023

CONTRIBUTIONS (Note 1):
Participants	$71,408,381
Employer	24,766,651
Rollover	9,318,608
Total contributions	105,493,640

INVESTMENT INCOME (Note 2):
Net realized/unrealized appreciation in fair value of investments	184,527,593
Dividend, interest, and other income	17,228,381
Interest income on notes receivable from participants	1,211,937
Total investment income	202,967,911

DEDUCTIONS:
Distributions to participants	133,469,208
Administrative expenses (Note 2)	2,375,178
Total deductions	135,844,386

INCREASE IN NET ASSETS	172,617,165

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	1,292,668,849
End of year	$1,465,286,014

See notes to financial statements.

THE PINNACLE WEST CAPITAL CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.    DESCRIPTION OF THE PLAN

The following description of The Pinnacle West Capital Corporation Savings Plan (the "Plan") provides only general information.  Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan sponsored by Pinnacle West Capital Corporation ("Pinnacle West" or the "Company").  The Plan is administered by two committees, the Benefit Administration Committee and the Investment Management Committee, appointed by the Pinnacle West Board of Directors (together, the "Committee"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The trustee for the Plan is Fidelity Management Trust Company ("Trustee").

The Investment Management Committee appointed an independent fiduciary to manage the Pinnacle West Stock Fund investment option under the Employee Stock Ownership Plan feature in April 2021. The independent fiduciary has the sole authority to vote any shares and to instruct the Trustee accordingly with respect to shares of Pinnacle West common stock held in the Pinnacle West Stock Fund that are not otherwise voted by the Plan participants themselves. The Company froze the Pinnacle West Stock Fund as an investment choice in the Plan on September 30, 2020. See Note 6.

Eligibility

Generally, as defined by the Plan, most active employees of Pinnacle West and its subsidiaries, including Arizona Public Service Company, El Dorado Investment Company and Bright Canyon Energy Corporation (collectively, the "Employer"), are eligible to participate in (1) the pre-tax, Roth 401(k), and after-tax features of the Plan immediately upon employment or, if later, their attainment of age 18 and (2) the matching feature on the first day of the month coincident with or following their attainment of age 18 and completion of six full months of service.

Contributions

The Plan allows participants to contribute up to 50% of their base pay as pre-tax contributions, Roth 401(k) contributions or after-tax contributions, provided that in no event can the combined total contributions made by any participant in any year exceed 50% of their base pay, or the limits imposed by the Internal Revenue Code ("IRC").  Eligible employees who do not affirmatively elect to participate or opt out of the Plan are automatically enrolled as soon as administratively possible after 60 days of employment.  Employees automatically enrolled contribute 3% of their base pay as pre-tax contributions.  The Plan also allows participants attaining the age of 50 before the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC. The maximum allowable pre-tax contribution and catch-up contribution may increase in future years as determined annually by the Internal Revenue Service ("IRS").  Participants may elect to set their pre-tax contributions to increase automatically on an annual basis based on the percent increase and effective date designated by the participant, up to the maximum limits permitted under the Plan and the IRC.

Employer contributions are fixed at 75% of the first 6% of base pay for combined pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions) for all participants other than employees hired prior to January 1, 2003 and who elected not to participate in the Retirement Account Balance feature of the Pinnacle West Capital Corporation Retirement Plan. Participants hired prior to January 1, 2003, and who elected not to participate in the Retirement Account Balance feature, receive an Employer match of 50% of the first 6% of base pay contributed, in combination, as pre-tax and/or Roth 401(k) participant contributions (excluding catch-up contributions).

Employer contributions are invested in the same investment funds as participants elect for their participant contributions.  Noncash contributions, are recorded at fair value. There were no noncash contributions for the year ended December 31, 2023.

The Plan allows rollover contributions from other eligible retirement plans, including 401(k) or other qualified plans (including after-tax dollars), governmental 457(b) plans, Roth 401(k) accounts, 403(b) annuities (including after-tax dollars), or IRAs (excluding after-tax dollars), subject to certain criteria. Rollover contributions are not eligible for employer match.

If a participant elected to reinvest dividends in the Pinnacle West Stock Fund, any dividends paid on balances in the Pinnacle West Stock Fund are reinvested in accordance with the future investment allocations the participant has selected.

Participant Accounts

Individual accounts are maintained for each Plan participant.  Allocations of earnings and losses are based on participant account balances.  If applicable, each participant has separate accounts that are credited with the participant’s pre-tax contributions, Roth 401(k) contributions, after-tax contributions, rollover contributions, in-plan Roth conversions, the Employer’s matching contributions and an allocation of Plan earnings.  If applicable, each participant’s account is charged with withdrawals, an allocation of Plan losses and explicit recordkeeping and administrative fees (see Note 2).  A dollar amount is deducted quarterly from each participant’s account for the explicit recordkeeping and administrative fees.

Investment Choices

Participants direct all contributions into one or more of the following (collectively, the "Funds"):
•Age-based investment options ("Target Retirement Date Funds") that include:
•Retirement Income Fund
•Target Retirement 2020 Fund
•Target Retirement 2025 Fund
•Target Retirement 2030 Fund
•Target Retirement 2035 Fund
•Target Retirement 2040 Fund
•Target Retirement 2045 Fund
•Target Retirement 2050 Fund
•Target Retirement 2055 Fund
•Target Retirement 2060 Fund
•Target Retirement 2065 Fund

•Core investment options that include:
•Stable Value Fund (see Note 4)*

•US Bond Index
•Bond Fund*
•Diversified Inflation Fund
•US Large Cap Stock Index
•US Large Cap Stock Fund*
•US Small/Mid Cap Stock Index
•US Small/Mid Cap Stock Fund*
•Non-US Stock Index
•Non-US Stock Fund
•Pinnacle West Stock Fund**

* Separately managed accounts, specific to this Plan only.
** A separately managed account, specific to this Plan only. On September 30, 2020, the Company froze the Pinnacle West Stock Fund (see Note 2).

    The Plan provides that in lieu of making their own investment elections in the funds, participants may (a) choose to have an investment allocation suggested for them through the Plan's personal asset manager program or choose to have their portfolio managed for them utilizing the Plan's Managed Account service, both of which provide a personalized mix of the Plan's core investment options; (b) allow their balance to be invested in the Qualified Default Investment Alternative ("QDIA") which is the family of Target Retirement Date Funds that are composed of the core investment options; (c) establish a self-directed brokerage account ("SDA") to invest up to 90% of their vested account balance in permitted investments of the SDA (which excludes the Funds); or (d) elect to have their investment mix of Funds automatically rebalanced according to their investment elections on a quarterly, semiannual or annual basis.

Notes Receivable from Participants

Participants may borrow money from their pre-tax contributions account, Roth 401(k) contributions account, vested Employer contributions account, rollover contributions account, and in-plan Roth conversions.  Participants may not borrow against their Employer transfer account, self-directed brokerage fund or their after-tax contributions account.

The minimum participant loan allowed is $1,000. Generally, the maximum participant loan allowed is 50% of the participant’s vested account balance, up to $50,000 reduced by the participant’s highest outstanding loan balance in the 12-month period ending on the day before the loan is made. Only one loan per participant may be outstanding at any one time. Loan terms are up to 15 years for the purchase of the participant's principal residence or up to 5 years for all other purposes. An administrative fee is charged to the participant’s account for each loan. Participants with an outstanding loan may continue to make loan repayments upon termination of employment with the Employer, unless they receive a full distribution of their account balance.

The interest rate for a participant loan is determined at the time the loan is requested and is fixed for the life of the loan.  The Trustee currently charges interest at the prime interest rate plus one percent, determined as of the first business day of the month in which the loan is issued.  The average interest rate for loans issued during 2023 was 9.19%.  Interest rates for outstanding loans as of December 31, 2023 and 2022, ranged from 4.25% to 9.50%.  As of December 31, 2023, participant loans have maturities through 2038.

Loans are treated as investments of the participants’ accounts.  To fund the loan, transfers are made from the participant’s investment funds on a pro-rata basis.  Amounts credited to a participant’s SDA are not available for a loan.  Loan repayments are invested in the participant’s investment funds based on the participant’s current investment election or in the QDIA, if the participant does not have a current investment election in place.  Loan repayments, including interest, are generally made through irrevocable payroll deductions.  Loan repayments for former participants are made through the automated clearing house system.  Loans are secured by the participant’s account balance.

Vesting and Forfeitures

Effective April 1, 2006, each new participant is automatically fully vested in the participant’s pre-tax contributions account, Roth 401(k) contributions account, after-tax contributions account, rollover contributions account, in-plan Roth conversions (consisting of the participant’s contributions and related income and appreciation or depreciation), Employer transfer account, and Employer contributions account (consisting of Employer contributions and related income and appreciation or depreciation).

Withdrawals and Distributions

A participant may, at any time, make a full or partial withdrawal of the balance in the participant’s after-tax contributions account, rollover contributions account, and in-plan Roth conversions.  No withdrawals prior to termination of employment are permitted from a participant’s Employer transfer account.  No withdrawals prior to termination of employment are permitted from the participant’s pre-tax contributions account and Roth 401(k) contributions account, except under certain limited circumstances relating to financial hardship or after attaining age 59-1/2.  Participants who have participated in the Plan for five complete Plan years may withdraw the amount in their Employer contributions account.  Participants who are at least age 59-1/2 may withdraw any portion of their pre-tax contributions account, Roth 401(k) contributions account, rollover contributions account, or in-plan Roth conversions while employed with no restrictions on the reason for withdrawal.  For all withdrawals and distributions, penalties may apply. Amounts credited to a participant’s SDA are not available for a withdrawal until transferred back into the Funds.  When the participant’s employment with the Employer is terminated, the participant can elect to receive a full or partial distribution, as soon as administratively possible, of their Employer contributions account together with the participant’s contributions accounts and Employer transfer account. Participants can take a loan prior to a hardship withdrawal and contributions are not suspended as a result of taking a hardship withdrawal.

Termination of the Plan

It is the Company’s present expectation that the Plan and the payment of Employer contributions will be continued indefinitely.  However, continuance of any feature of the Plan is not assumed as a contractual obligation.  The Company, at its discretion, may terminate the Plan and distribute net assets, subject to the provisions set forth in ERISA and the IRC, or discontinue the Company's contributions.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Subsequent Events

    Subsequent events were evaluated through June 14, 2024, the date the financial statements were issued. On January 12, 2024, Pinnacle West completed the business sale of Bright Canyon Energy, including the transfer of certain employees. As a result of the sale, Bright Canyon Energy is no longer a subsidiary of

Pinnacle West. No other events occurred that require additional disclosure or adjustments to the Plan's financial statements.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Plan’s management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, liquidity risk, inflation risk and overall market volatility. Market risks include global events which could impact the value of investments, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is possible that changes in the value of investment securities may occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan’s investments are stated at fair value (except for fully benefit-responsive investment contracts, which are reported at contract value), less costs to sell, if those costs are significant.  Fair value is the price that would be received upon the sale of an asset or the amount paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 5 for fair value measurements and disclosures of the Plan’s investments reported at fair value.

The Plan's investment options include a unitized stock fund, which owns shares of Pinnacle West common stock, and together with a small portion of cash maintained for liquidity purposes, is recorded on a unit basis. Pinnacle West's common shares are traded on the New York Stock Exchange ("NYSE") and are valued at the NYSE closing price on the last business day of the plan year (see Note 5). The valuation per share of Pinnacle West's common stock was $71.84 and $76.04 at December 31, 2023 and 2022, respectively. The valuation per unit of the Pinnacle West stock fund was $17.82 and $18.83 at December 31, 2023 and 2022, respectively.

Included in investments at December 31, 2023 and 2022, are shares of Pinnacle West common stock amounting to $47,548,166 and $57,324,123, respectively. This investment represents 3% and 5% of total investments at December 31, 2023 and 2022, respectively. A significant decline in the market value of the stock could have an effect on the net assets available for benefits.

Effective on September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. Plan participants are no longer able to invest future contributions or reinvest dividends in the Pinnacle West Stock Fund or exchange from another investment option into the Pinnacle West Stock Fund. Any portion of a participant's account balance that is invested in the Pinnacle West Stock Fund may remain in the Pinnacle West Stock Fund at this time.

The Stable Value Fund investment option is composed of fully benefit-responsive synthetic guaranteed investment contracts ("SGICs"), which are reported at contract value. Contract value is the relevant measure for fully benefit-responsive investment contracts because it is the amount Plan participants would receive if they were to initiate permitted transactions under the terms of the Plan.  Contract value represents contributions made under each contract, plus earnings, less participant withdrawals, and administrative expenses. The Statement of Net Assets Available for Benefits presents SGICs on a contract value basis (see Note 4).

Income Recognition

Purchases and sales of securities are recorded as of the trade date.  Interest income is recorded on the accrual basis.  Dividend income is recorded as of the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gain and losses on investments bought and sold as well as held during the year.

Administrative Expenses

Participants pay a quarterly Plan recordkeeping fee. Participants may also pay administrative fees for the origination of a loan, distributions, qualified domestic relation order processing or for other services provided by the Trustee. Participants pay investment, sales, recordkeeping, and administrative expenses charged by the Funds, which are deducted from assets and reflected as a reduction of investment return for the Fund. Some participants utilizing the SDA may pay income tax charges depending on the assets that they may hold in their respective SDA. Pinnacle West pays the remaining Plan administrative expenses, such as legal expenses.

Notes Receivable From Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest.  Delinquent participant loans are recorded as distributions based on the terms of the Plan.

Payment of Benefits

Benefit payments to participants are recorded upon distribution.  As of December 31, 2023 and 2022, there were no amounts allocated to accounts of persons who have elected to withdraw from the Plan, but have not yet been paid.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of the IRC limits.

Net Realized/Unrealized Appreciation in Fair Value of Investments

Net realized/unrealized appreciation includes the Plan's gains and losses on investments bought and sold during the year as well as unrealized gains and losses related to investments held at year end.

3.    FEDERAL INCOME TAX STATUS

GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. Plan management has concluded that, as of December 31, 2023 and December 31, 2022, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS, however, there are currently no audits for any tax periods in progress.

The IRS has determined and informed the Company by a letter dated March 16, 2018, that the Plan and related trust were designed in accordance with the applicable regulations of the IRC. The Plan has been amended since receiving the determination letter. However, the Company and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the IRC, and the Plan and related trust continue to be tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

4.    INVESTMENT CONTRACTS

 The Stable Value Fund is an investment option offered to all participants in the Plan. This investment option consists of three fully benefit-responsive SGICs and accordingly, is recorded at contract value in the Statements of Net Assets Available for Benefits. A SGIC is an investment contract issued by an insurance company or other financial institution ("Wrap Agreement"), backed by a portfolio of bonds, mortgages, or other fixed income instruments. The realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.  Formulas are provided in each contract that adjust the interest crediting rate to recognize the difference between the fair value and the book value of the underlying assets. The contract provides for an interest crediting rate that may not be less than zero percent per annum. Interest crediting rates are reviewed monthly for resetting. The Wrap Agreement is intended to guarantee that the qualified participant withdrawals will occur at contract value.

Certain events may limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: Plan amendments or changes, company mergers or consolidations, participant investment election changes, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the Plan, failure to meet certain tax qualifications, participant communication that is designed to influence participants not to invest in the Stable Value Fund, transfers to competing options without meeting the equity wash provisions of the Stable Value Fund (if applicable), Plan sponsor withdrawals without the appropriate notice to the Stable Value Fund’s investment manager and/or wrap contract issuers, any changes in laws or regulations that would result in substantial withdrawals from the Plan, and default by the Plan sponsor in honoring its credit obligations, insolvency, or bankruptcy if such events could result in withdrawals.  In general, wrap providers may terminate the contract and settle at other than contract value due to changes in the qualification status of the company or the Plan, breach of material obligations under the contract and misrepresentation by the contract holder, or failure of the underlying portfolio to conform to the pre-established investment guidelines.  Plan management believes that the occurrence of such events that would cause the Plan to transact at less than contract value is not probable.

The Plan’s fully benefit-responsive SGICs are included in the Statements of Net Assets Available for Benefits as participant-directed investments at contract value at December 31, 2023 and 2022 of $116,750,080 and $134,903,912, respectively. The fully benefit-responsive SGICs earned interest income of $3,359,513 during the year ended December 31, 2023.

5.    FAIR VALUE MEASUREMENTS

The Plan applies fair value measurements to certain investments and provides disclosures of certain assets according to a fair value hierarchy.  The hierarchy ranks the quality and reliability of the inputs used to determine fair values, which are then classified and disclosed in one of three categories.  The three levels of the fair value hierarchy are:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Other significant observable inputs including quoted prices in active markets for similar assets or liabilities; quoted prices in markets that are not active; and model-derived valuations whose inputs are observable (such as yield curves).

Level 3 — Model-derived valuations with unobservable inputs that are supported by little or no market activity.

Assets and liabilities are classified based on the lowest level of input that is significant to the fair value measurement. Valuation methodologies maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan’s assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of fair value assets and liabilities and their placement within the fair value hierarchy levels. Investments valued using net asset value ("NAV") as a practical expedient are not classified within the fair value hierarchy.

The following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2023 and 2022.

Common Stocks: Valued at the closing price reported on the active market on which the individual securities are traded. See Note 2 for additional discussion of Pinnacle West Common Stock.

Short-Term Investments: Consists primarily of mutual funds that seek to provide safety of principal, daily liquidity and a competitive yield by investing in U.S. Government Securities, or money market funds. Valuation is based on the quoted NAV of shares held by the Plan, consistent with the methodology for valuing mutual funds as discussed below.

Mutual Funds:  Valued and redeemable at the quoted NAV of shares held by the Plan. The NAV is based on the quoted price at the end of the day on the active market in which the individual funds are traded. Mutual funds are open-ended funds that are registered with the Securities and Exchange Commission.

Self-Directed Brokerage Account: Consists primarily of common stocks, mutual funds, and short-term investments that are valued on the basis of readily determinable market prices.

Common and Collective Trusts: Valued, as a practical expedient, based on the trusts’ NAV of units held by the Plan at year-end. NAV is based on the market prices in active markets of the underlying securities owned by the trusts.  The trusts are similar to mutual funds except, among other differences, that the trusts’ shares are offered to a limited group of investors and are not traded on an exchange.  Participant redemptions in the trusts do not require a notification period, and may occur on a daily basis at the NAV.  The trusts have the ability to implement redemption safeguards which, theoretically, could limit the Plan’s ability to transact in the trusts. However, no such safeguards were in effect during the year and, as such, these safeguards had no effect on participant redemptions during the year or on year-end NAV valuation. The Plan has no unfunded commitments to these trusts as of December 31, 2023 and 2022.

The following table presents by level within the fair value hierarchy, the Plan's assets reported at fair value:

	December 31,
Quoted Prices in Active Markets (Level 1):	2023	2022
Common stocks	$90,125,078	$73,222,528
Short-term investments	5,364,296	8,388,037
Mutual funds	188,352,995	161,024,448
Pinnacle West common stock	47,548,166	57,324,123
Self-directed brokerage account	111,782,374	92,480,715
Total level 1 and fair value hierarchy assets	443,172,909	392,439,851
Investments measured at NAV:
Common and collective trusts	875,442,295	741,946,497
Total investments at fair value	$1,318,615,204	$1,134,386,348

6.    EXEMPT PARTY-IN-INTEREST TRANSACTIONS

In April 2021, an independent fiduciary began managing the Pinnacle West Stock Fund.  These transactions qualify as exempt party-in-interest transactions.  As of December 31, 2023 and 2022, the Plan held 661,862 and 753,868 shares, respectively, of Pinnacle West common stock, the sponsoring employer, in the Pinnacle West Stock Fund, with a cost basis of $38,041,669 and $43,924,177, and a fair value of $47,548,166 and $57,324,123, respectively.  During the year ended December 31, 2023, the Plan recorded dividend income from Pinnacle West common stock of $2,483,117. As of December 31, 2023 and 2022, the Plan also held $83,478 and $0, respectively, of Pinnacle West common stock, in the Robeco Small/Mid Capitalization Value Equity Fund (See Form 5500, Schedule H). As of December 31, 2023 and 2022, the Plan held $3,451,500 and $6,287,371, respectively, of short-term investments managed by the Trustee, with the majority held within the Stable Value Fund.

Effective on September 30, 2020, the Company froze the Pinnacle West Stock Fund as an investment choice in the Plan. Plan participants are no longer able to invest future contributions or reinvest dividends in the Pinnacle West Stock Fund or exchange from another investment option into the Pinnacle West Stock Fund. Any portion of a participant's account balance that is invested in the Pinnacle West Stock Fund may remain in the Pinnacle West Stock Fund at this time.

Transactions under certain investment managers in 2023 include revenue share agreements with the Trustee that qualify as exempt party-in-interest transactions. Amounts received under these revenue share agreements were immaterial for the year ended December 31, 2023. These revenue share amounts are currently allocated back to participants.

The Plan issues loans to participants which are secured by the vested balances in the participants’ accounts.

Certain employees and officers of the Company, who may also be participants in the Plan, perform financial reporting and other services for the Plan, at no cost to the Plan.  The Plan sponsor pays for these services.

7.    RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of Net Assets Available for Benefits per the financial statements to Form 5500:

	2023	2022
Net Assets Available for Benefits per the financial statements	$1,465,286,014	$1,292,668,849
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(6,468,938)	(9,004,849)
Deemed distribution of participant loans	(768,002)	(737,343)
Net Assets per Form 5500	$1,458,049,074	$1,282,926,657

The following is a reconciliation of the Changes in Net Assets Available for Benefits per the financial statements to Form 5500 for the year ended December 31, 2023:

Increase in Net Assets Available for Benefits per the financial statements	$172,617,165
Adjustment from contract value to fair value for fully benefit-responsive stable value fund -December 31, 2023	(6,468,938)
Adjustment from contract value to fair value for fully benefit-responsive stable value fund - December 31, 2022	9,004,849
Deemed distribution of participant loans - 2023	(768,002)
Deemed distribution of participant loans - 2022	737,343
Net gain per the Form 5500	$175,122,417

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Common Stocks
	MFS Large Capitalization Growth Equity Fund	US Large Cap Stock Fund
	ADOBE INC			$250,572
	AGILENT TECH INC			87,867
	AIR PRODUCTS & CHEMICALS			214,659
	ALPHABET INC CL A			2,142,565
	ALPHABET INC CL C			597,966
	AMAZON.COM INC			2,265,122
	AMETEK INC NEW			417,007
	AMPHENOL CORPORATION CL A			300,463
	AON PLC			65,188
	APPLE INC			2,000,772
	APPLIED MATERIALS INC			188,001
	ARGENX SE SPONSORED ADR			69,619
	ARTHUR J GALLAGHAR AND CO			219,708
	ASML HLDG NV (NY REG SHS)			541,198
	BECTON DICKINSON & CO			155,807
	BOSTON SCIENTIFIC CORP			668,457
	CADENCE DESIGN SYS INC			619,914
	CANADIAN PACIFIC KANSAS C			20,397
	CHIPOTLE MEXICAN GRILL IN			70,896
	CME GROUP INC CL A			162,373
	COLGATE-PALMOLIVE CO			86,645
	COSTAR GROUP INC			409,597
	DATADOG INC CL A			69,187
	EATON CORP PLC			503,314
	ELI LILLY & CO			851,646
	ESTEE LAUDER COS INC CL A			157,950
	GARTNER INC			287,808
	HESS CORP			59,250
	HILTON WORLDWIDE HLDGS IN			395,499
	HOWMET AEROSPACE INC			229,956
	ICON PLC			128,797
	INTUIT INC			447,521
	KKR & CO INC			33,637
	KLA CORP			298,207
	LAM RESEARCH CORP			354,034
	LAS VEGAS SANDS CORP			70,912
	LINDE PLC			623,458
	LULULEMON ATHLETICA INC			154,410
	LVMH MOET HENNESSY ADR			336,434
	MARTIN MARIETTA MATERIALS			151,170
	MARVELL TECH INC			77,981

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	MASTERCARD INC CL A			1,331,991
	META PLATFORMS INC CL A			1,564,857
	MICROSOFT CORP			4,934,365
	MOODYS CORP			33,588
	MSCI INC			535,671
	NVIDIA CORP			2,032,383
	O'REILLY AUTOMOTIVE INC			246,071
	REGENERON PHARMACEUTICALS			122,082
	ROCKWELL AUTOMATION INC			181,320
	SHERWIN WILLIAMS CO			229,247
	SPOTIFY TECH SA			218,915
	STERIS PLC			125,974
	SVCSNOW INC			604,755
	SYNOPSYS INC			522,119
	TAKE-TWO INTERACTV SOFTWR			169,802
	THERMO FISHER SCIENTIFIC			367,307
	TRANSUNION			91,316
	UBER TECH INC			303,294
	UNITEDHEALTH GROUP INC			78,971
	VEEVA SYS INC CL A			93,180
	VERISK ANALYTICS INC			566,576
	VERTEX PHARMACEUTICALS IN			636,783
	VISA INC CL A			1,111,434
	VULCAN MATERIALS CO			628,364
	ZOETIS INC CL A			236,050
	SUBTOTAL			$33,752,379

	Robeco Boston Partners Large Capitalization Value Equity Fund	US Large Cap Stock Fund
	ABBOTT LAB			$486,840
	ADVANCED MICRO DEVICES IN			443,557
	ALLEGION PLC			235,770
	ALPHABET INC CL A			1,034,684
	AMERICAN EXPRESS CO			390,042
	AMGEN INC			402,076
	AON PLC			157,442
	APPLIED MATERIALS INC			423,975
	ARES MANAGEMENT CORP CL A			146,866
	ARTHUR J GALLAGHAR AND CO			235,899
	AUTOZONE INC			537,807
	AVANTOR INC			337,268
	BERKSHIRE HATHAWAY INC CL			1,154,152
	BOEING CO			450,420
	BORGWARNER INC			101,993

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	BP PLC SPON ADR			314,104
	BRISTOL-MYERS SQUIBB CO			631,575
	BUILDERS FIRSTSOURCE			118,694
	CANADIAN NATL RESOURCES L			397,117
	CATERPILLAR INC			159,662
	CENCORA INC			459,846
	CENOVUS ENERGY INC			400,882
	CENTENE CORP			404,741
	CENTERPOINT ENERGY INC			160,078
	CHUBB LTD			320,920
	CIGNA GROUP (THE)			404,557
	COCA-COLA EUROPACIFIC PAR			261,754
	COGNIZANT TECH SOLUTIONS			312,619
	CONOCOPHILLIPS			493,878
	CRH PLC			472,639
	DEERE & CO			194,737
	DELL TECH INC CL C			414,860
	DISCOVER FIN SVCS			599,654
	DOVER CORP			211,027
	DUPONT DE NEMOURS INC			160,168
	EATON CORP PLC			336,426
	FIRSTENERGY CORP			254,457
	FLEETCOR TECH INC			397,915
	FORTIVE CORP			325,224
	GEN DYNAMICS CORPORATION			544,268
	GLOBAL PAYMENTS INC			444,119
	GOLDMAN SACHS GROUP INC			376,126
	HALLIBURTON CO			232,119
	HOWMET AEROSPACE INC			362,983
	HUNTINGTON BANCSHARES INC			171,631
	ICON PLC			446,118
	INTERCONTINENTAL EXCHANGE			327,625
	JACOBS SOLUTIONS INC			274,916
	JPMORGAN CHASE & CO			1,419,551
	KENVUE INC			303,982
	KEURIG DR PEPPER INC			336,399
	LAM RESEARCH CORP			227,929
	LEIDOS HLDGS INC			298,526
	LKQ CORP			98,113
	MARATHON PETROLEUM CORP			474,455
	MASCO CORPORATION			306,300
	MCKESSON CORP			356,958
	MGM RESORTS INTL			276,793

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	MICROCHIP TECH			426,281
	MICRON TECH INC			450,339
	MOHAWK INDU INC			148,523
	MORGAN STANLEY			785,538
	NICE LTD SPON ADR			146,041
	NXP SEMICONDUCTORS NV			101,978
	OLIN CORP			135,468
	OMNICOM GROUP INC			312,301
	ORACLE CORP			466,001
	OTIS WORLDWIDE CORP			135,547
	PEABODY ENERGY CORP			154,140
	PHILIP MORRIS INTL INC			610,579
	PHILLIPS 66			339,374
	QUALCOMM INC			154,465
	RAYTHEON TECH CORP			341,608
	SANOFI SPON ADR			609,889
	SCHLUMBERGER LTD			371,409
	SCHWAB CHARLES CORP			304,027
	SS&C TECH HLDGS INC			155,464
	TAKE-TWO INTERACTV SOFTWR			136,325
	TECK RESOURCES LTD SUB VT			225,299
	THE BOOKING HLDGS INC			297,966
	T-MOBILE US INC			487,403
	ULTA BEAUTY INC			190,606
	UNITED RENTALS INC			546,469
	UNITEDHEALTH GROUP INC			573,326
	US FOODS HLDGS CORP			374,814
	WALMART INC			536,798
	WARNER BROS DISCOVERY INC			208,709
	WELLS FARGO & CO			586,358
	WESCO INTL INC			320,287
	WESTINGHOUSE AIR BRAKE TE			302,022
	WHIRLPOOL CORP			93,641
	WILLSCOT MOBILE MINI HLDG			176,620
	SUBTOTAL			$33,230,851

	Robeco Small/Mid Capitalization Value Equity Fund	US Small/Mid Cap Stock Fund
	ACUITY BRANDS INC			$178,817
	AES CORP			72,053
	AGCO CORP			138,286

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ALIGHT INC CL A			127,651
	ALLISON TRANSMISSION HLDG			175,729
	AMEDISYS INC			69,679
	AMERIS BANCORP			97,028
	AMKOR TECH INC			114,016
	AMN HEALTHCARE SVCS INC			121,680
	APPLOVIN CORP			107,197
	ARRAY TECH INC			94,685
	ARROW ELECTRONICS INC			110,759
	ASHLAND INC			125,200
	ASSURANT INC			100,589
	ASSURED GUARANTY LTD			181,089
	ATKORE INC			166,240
	AVANTOR INC			125,930
	AVNET INC			123,329
	AXIS CAPITAL HLDGS LTD			141,692
	BEACON ROOFING SUPPLY INC			259,320
	BELDEN INC			64,813
	BELLRING BRANDS INC			149,162
	BERKLEY (WR) CORP			71,922
	BERKSHIRE HILLS BANCORP I			46,333
	BGC GROUP INC A			132,357
	BLOOMIN BRANDS INC			97,765
	BLUE OWL CAPITAL INC A			79,745
	BOWLERO CORP A			200,279
	BOYD GAMING CORP			178,188
	BRADY CORPORATION CL A			116,265
	BRINKER INTL INC			86,187
	BRINKS CO			355,670
	BUCKLE INC (THE)			89,338
	BUILDERS FIRSTSOURCE			108,344
	CACTUS INC CL A			70,461
	CALERES INC			79,007
	CARLISLE COS INC			102,477
	CARS.COM INC			90,923
	CATALYST PHARMACEUTICALS			94,422
	CBOE GLOBAL MARKETS INC			163,561
	CHAMPIONX CORP			79,685
	CHECK POINT SOFTWARE TECH			235,144
	CHEMED CORP			69,001
	CIENA CORP			115,676
	CLEARFIELD INC			100,442
	COHERENT CORP			94,199

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	CONCENTRIX CORP			165,484
	CORECIVIC INC			148,860
	COUSINS PROPERTIES INC			65,331
	CURTISS WRIGHT CORPORATIO			217,443
	DAVE & BUSTERS ENTMT INC			108,185
	DIME COMMUNITY BANCSHARES			65,171
	DROPBOX INC CL A			121,517
	DUN & BRADSTREET HLDGS IN			96,478
	EAST WEST BANCORP INC			239,594
	ECOVYST INC			115,999
	ELDORADO GOLD CORP			119,778
	EMCOR GROUP INC			194,533
	ENACT HLDGS INC			77,165
	ENERPLUS CORP			76,255
	ENERSYS INC			157,498
	ESSENT GROUP LTD			163,441
	ESSEX PROPERTY TR INC			89,506
	EVERCORE INC A			197,734
	EVEREST GROUP LTD			167,243
	EXPEDIA INC			99,574
	EXPRO GROUP HLDGS NV			105,597
	EXTREME NETWORKS INC			104,905
	FEDERAL AGRI MTG NON VTG			243,423
	FIRST ADVANTAGE CORP			124,706
	FIRST CITIZENS BANCSHARES			66,692
	FIRST MERCHANTS CORP			94,702
	FIRSTCASH HLDGS INC			217,756
	FLEX LTD			236,278
	FMC CORP NEW			82,596
	FORTREA HLDGS INC			137,087
	FRONTDOOR INC			143,768
	FTI CONSULTING INC			235,594
	GEN DIGITAL INC			189,041
	GRANITE CONSTRUCTION INC			143,985
	GRAPHIC PACKAGING HLDGS C			150,932
	HAEMONETICS CORP MASS			229,252
	HALOZYME THERAPEUTICS INC			75,398
	HANCOCK WHITNEY CORP			120,260
	HENRY SCHEIN INC			98,423
	HERITAGE COMMERCE CORP			82,653
	HF SINCLAIR CORP			93,969
	HUB GROUP INC CL A			96,997
	HUNTINGTON BANCSHARES INC			132,364

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	ICON PLC			367,425
	INGREDION INC			120,251
	INSIGHT ENTERPRISES INC			90,190
	INTERDIGITAL INC			190,922
	INTERPUBLIC GROUP OF COS			134,150
	INTL GAME TECH PLC			19,872
	JABIL INC			115,934
	JACOBS SOLUTIONS INC			136,550
	JEFFERIES FIN GROUP INC			99,368
	JUNIPER NETWORKS INC			84,195
	KOSMOS ENERGY LTD			89,981
	LAMAR ADVERTISING CO CL A			113,932
	LAMB WESTON HLDGS INC			114,900
	LANDSTAR SYS INC			53,254
	LANTHEUS HLDGS INC			135,346
	LAUREATE EDUCATION INC			251,798
	LCI INDU			127,596
	LEGALZOOM.COM INC			153,465
	LEONARDO DRS INC			151,062
	LITHIA MOTORS INC CL A			304,255
	LIVE NATION ENTERTAINMENT			74,786
	LKQ CORP			52,091
	LPL FINL HLDGS INC			137,255
	MASONITE WORLDWIDE HLDGS			112,175
	MATCH GROUP INC			81,724
	METHANEX CORP			72,508
	MGM RESORTS INTL			95,392
	MIDDLEBY CORP			84,770
	MOLINA HEALTHCARE INC			121,039
	MOLSON COORS BEVERAGE CO			74,064
	NCR ATLEOS CORP			44,961
	NCR VOYIX CORP			62,601
	NETAPP INC			133,033
	NEW JERSEY RESOURCES CORP			47,344
	NEXSTAR MEDIA GROUP INC			208,948
	NISOURCE INC			94,624
	NOBLE CORP PLC			174,965
	NOMAD FOODS LTD			92,022
	NOW INC			61,920
	OLD NATIONAL BANCORP (IND			147,838
	PAR PACIFIC HLDGS INC			159,410
	PATTERSON-UTI ENERGY INC			51,872
	PEAPACK GLADSTONE FINL CO			58,060

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	PEDIATRIX MEDICAL GROUP I			49,430
	PEGASYS INC			61,808
	PENNYMAC FIN SVCS INC			124,955
	PERFORMANCE FOOD GROUP CO			97,778
	PERRIGO CO PLC			37,683
*	PINNACLE WEST CAPITAL COR			83,478
	PORTLAND GEN ELECTRIC CO			48,888
	PREFERRED BANK LOS ANGELE			109,356
	PROPETRO HLDGS CORP			63,185
	QORVO INC			122,294
	QUIDELORTHO CORP			66,625
	RALPH LAUREN CORP			105,266
	RANGE RESOURCES CORP			81,518
	RENAISSANCERE HLDGS LTD			136,612
	SCIENCE APPLICATIONS INTL			216,068
	SELECT WATER SOLUTIONS IN			59,688
	SENSATA TECH HLDGS PLC			95,841
	SHARKNINJA INC			74,197
	SIMPLY GOOD FOODS CO			89,258
	SKYWORKS SOLUTIONS INC			58,234
	SLM CORP			441,232
	SOUTHSTATE CORP			177,345
	SS&C TECH HLDGS INC			78,587
	STEVEN MADDEN LTD			218,064
	STRIDE INC			69,878
	TD SYNNEX CORP			263,537
	TEGNA INC			207,483
	TEMPUR SEALY INTL INC			198,987
	TEXTRON INC			179,015
	THOR INDU INC			84,194
	TIDEWATER INC			90,642
	TOPGOLF CALLAWAY BRANDS C			86,370
	TRINET GROUP INC			94,906
	UNIVERSAL HEALTH SVCS INC			99,696
	US FOODS HLDGS CORP			175,600
	US SILICA HLDGS INC			57,715
	VALMONT INDU INC			111,151
	VECTOR GROUP LTD			72,305
	VIPER ENERGY INC			182,412
	VIVID SEATS INC-CL A			74,639
	VOYA FIN INC			186,340
	WALKER & DUNLOP INC			105,237
	WEATHERFORD INTL PLC			216,400

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	WEBSTER FIN			84,769
	WESCO INTL INC			365,496
	WESTERN ALLIANCE BANCORP			268,028
	WEX INC			86,186
	WHITE MOUNTAINS INS GROUP			112,876
	WINTR FIN CORP			199,320
	WORLD KINECT CORP			77,926
	SUBTOTAL			$23,141,848

	Total common stocks			$90,125,078

	Common and Collective Trusts
	Blackrock US Debt Index NL Fund M	US Bond Index		$148,269,634
	Northern Trust Collective 1-10 Yr Treasury Inflation-Protected Securities (TIPS) Index Fund - NL - Tier Three	Diversified Inflation Fund		38,925,429
	SSgA Global All Cap Equity Ex US Index Non-Lending Series Fund Class A	Non-US Stock Index		161,134,296
	SSgA S&P 500 Index Non-Lending Series Fund Class A	US Large Cap Stock Fund/Index		395,843,671
	SSgA Russell Small/Mid Cap Index Non-Lending Series Fund Class A	US Small/Mid Cap Stock Fund/Index		109,294,049
	William Blair Small/Mid Cap Growth Collective Fund	US Small/Mid Cap Stock Fund		21,975,216
	Total common and collective trusts			$875,442,295

	Mutual Funds
*	Fidelity Institutional Money Market: Government Portfolio - Class I	Short-Term Investments***		$2,846,838
*	Fidelity Institutional Money Market: Treasury Portfolio - Class I	Short-Term Investments***		604,662
	Federated Treasury Obligations Fund - Institutional Shares	Short-Term Investments***		101,397
	American Funds EuroPacific Growth Fund R6 Shares	Non-US Stock Fund		119,616,596
	Dodge & Cox Income Fund 1 Shares	Bond Fund		34,563,800
	Metropolitan West Total Return Bond Fund Institutional Shares	Bond Fund		34,172,599
	Total mutual funds			$191,905,892

	SGICs	Stable Value Fund
	RGA Reinsurance Co yield 2.571%
	Morley Stable Income Bond Fund Common and Collective Trust			$38,291,035
	Principal Life Ins Co yield 2.472%
	Morley Stable Income Bond Fund Common and Collective Trust			34,125,041
	Transamerica Premier Life Ins Co yield 2.580%
	Morley Stable Income Bond Fund Common and Collective Trust			37,865,066
	Total SGICs			$110,281,142

	Other Investments
*	Pinnacle West Common Stock	Pinnacle West Stock Fund		$47,548,166

FORM 5500, SCHEDULE H, PART IV, LINE 4i
PLAN # 002 EIN # 86-0512431
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2023

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description	(d) Cost**	(e) Current Value
	Self-Directed Brokerage Account	Self-Directed Brokerage Account		111,782,374
	BBH STIF Fund	Short-Term Investments***		1,811,399
*	Various participants****	Participant loans		20,950,219
	Total other investments			$182,092,158

	Total Assets Held for Investment Purposes			$1,449,846,565

*Party-in-interest
**Cost information is not required for participant-directed investments and therefore is not included.
***Short-Term Investments represent $2,846,838 held in the Stable Value Fund, $1,811,399 in the US Small/Mid Cap Stock Fund and US Large Cap Stock Fund, $604,662 in the Pinnacle West Stock Fund and $101,397 in the Treasury Fund.
****Interest rates for participant loans as of December 31, 2023, ranged from 4.25% to 9.50% with maturity dates ranging from 2023 to 2038. Presented net of $768,002 in deemed loan distributions.

Exhibit Filed

Exhibit No.	Description

23.1	Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE PINNACLE WEST CAPITAL
CORPORATION SAVINGS PLAN

Date:	June 14, 2024	By	/s/ Shannon Standaert
Shannon Standaert
Senior Vice President Human Resources & Ethics
Arizona Public Service Company